Exhibit 12.1

CHARTER COMMUNICATIONS, INC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
Earnings
Loss before Income Taxes	$(15)	$(26)	$(38)	$(57)
Fixed Charges	227	243	466	478
Total Earnings	$212	$217	$428	$421

Fixed Charges
Interest Expense	$220	$232	$447	$456
Amortization of Debt Costs	5	9	15	18
Interest Element of Rentals	2	2	4	4
Total Fixed Charges	$227	$243	$466	$478

Ratio of Earnings to Fixed Charges (1)	—	—	—	—

(1)
Earnings for the three and six months ended June 30, 2012 were insufficient to cover fixed charges by $15 million and $38 million, respectively. Earnings for the three and six months ended June 30, 2011 were insufficient to cover fixed charges by $26 million and $57 million, respectively. As a result of such deficiencies, the ratios are not presented above.